August 15, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt and Pam Long

Re:	International Star, Inc.
Offering Statement on Form 1-A
Submitted July 16, 2024
CIK No. 0001100788

Dear Benjamin Holt and Pam Long,

On behalf of International Star, Inc., I hereby request qualification of the above-referenced offering statement on Form 1-A, at 5:00 pm, Eastern Time, on August 15, 2024, or as soon thereafter as is practicable.

In making this request, the Company represents that the State of Colorado has advised the Company that it is prepared to qualify the offering.

This letter replaces the qualification request letter filed on August 14, 2024.

Sincerely,

By:/s/ Todd Masse
Name: Todd Masse
Title: Chief Executive Officer